

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Christopher L. Coccio
Chairman of the Board and Chief Executive Officer
Sono-Tek Corporation
2012 Route 9W
Milton, New York 12547

> **Re: Sono-Tek Corporation**
> **Registration Statement on Form S-3**
> **Filed August 25, 2022**
> **File No. 333-267067**

Dear Mr. Coccio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David M. Henkoff